UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-52928
CUSIP NUMBER:	641872106

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	February 28, 2011

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

NEW AMERICA ENERGY CORP.
Full Name of Registrant

Former Name if Applicable

5614C Burbank Road SE,
Address of Principal Executive Office (Street and Number)

Calgary, AB, Canada T2H 1Z4
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-Q for the period ended February 28, 2011 will not be submitted by the deadline due to a situation whereby as a result of a recent change in the personnel involved in, and the process for, the preparation of our financial statements and other reporting matters, additional time is required to complete the assembly of the necessary documentation and for our independent auditors to review the Form 10-Q.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Rick Walchuk	800	508-6149
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

	Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Yes [ X] No [ ]
Loss from operations for the six months ended February, 2011 is expected to be approximately $393,000 as compared to $4,000 for the same period ended February 28, 2010.   These changes result from the fact that during the reporting period for February 28, 2011, the Company had acquired certain mineral properties and commenced operations  which is reflected by impairment to mineral properties of $360,000 for the period ending February 28, 2011 as compared to nil during the same period ending February 28, 2010.   Also, pursuant to the acquisition and the change in control of the Company there were increased costs related to consulting fees, professional fees and administration resulting in an increase to professional fees from $4000 (2010) to approx. $22,000 (2011), management fees increased from no fees reported (2010) to $10,000 (2011) and general and administration fees were $1,167 (2011) as compared to no general and administration fees for 2010.

NEW AMERICA ENERGY CORP.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 14, 2011	By:	/s/ Rick Walchuk
		Name:	Rick Walchuk
		Title:	President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).